

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2014

Via E-mail
David K. Michaels, Esq.
Fenwick & West LLP
801 California Street
Mountain View, California 94041

> **Re:** **Giant Interactive Group Inc.**
> **Schedule 13E-3**
> **Filed April 2, 2014 by Giant Interactive Group Inc., Giant Group Holdings**
>   **Limited, Giant Investment Limited, Giant Merger Limited, Yuzhu Shi,**
>   **Union Sky Holding Group Limited, Vogel Holding Group Limited, The**
>   **Baring Asia Private Equity Fund V, L.P., Baring Private Equity Asia V**
>   **Holding (12) Limited, Hony Capital Fund V, L.P. and Rich Noble**
>   **Enterprises Limited**
> **File No. 005-83570**

Dear Mr. Michaels:

We have reviewed the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter within ten business days by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. We note that although Baring Private Equity Asia V Holding (12) Limited ("Baring SPV") is owned and controlled by both the Baring Asia Private Equity Fund V, L.P. ("Baring LP") and the Baring Asia Private Equity Fund V Co-Investment L.P. (Baring Co.), only Baring SPV and Baring LP are included as filing persons. Please advise why Baring Co. is not included as a filing person.

2. The filing persons are responsible for the accuracy and completeness of the Schedule 13E-3. The disclaimers in the penultimate paragraph of the "Introduction" section on page 2 are inappropriate. Please revise. Also, remove the statement on page 2 that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company, or of any other filing person, within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company or other filing persons.

3. We note that on April 29, 2014 you filed your annual report on Form 20-F. Please update your disclosure throughout the proxy statement, as necessary.

Exhibit 99. (A)(1)

Cover Page

4. Item 1014(a) of Regulation M-A requires filing persons to state whether they believe that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. On page iii, you define "unaffiliated holders" as shareholders and ADS holders other than the Buyer Group and the directors and officers of the company that are affiliated with the Buyer Group. This definition appears to include directors and officers of the company that are unaffiliated with the Buyer Group. Be advised that the staff views officers and directors of an issuer as affiliates of the issuer. Please revise the filing to more clearly articulate whether the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders.

Summary Term Sheet, page 1

5. We note that the Summary Term Sheet and the Questions and Answers cover 30 pages of your proxy statement. Revise and consolidate both sections to ensure you comply with Item 1001 of Regulation M-A.

6. We note your disclosure on page 5 relating to the Deferred Payment Arrangements and their status. Please confirm that you will update your disclosure when the agreements are executed and will file the agreements as exhibits to the Schedule 13E-3. Also, disclose here or in an appropriate location of your proxy statement what incentive has been offered to the Deferred Payment Management Participants to induce them to enter into these agreements, given that your current disclosure states they will not receive any additional benefits for deferring their payments.

7. We note the defined term "Unaffiliated Holders" on page 9, under the caption "Purposes and Effects of the Merger," excludes the Buyer Group and directors and officers that are affiliated with the Buyer Group. As your proxy statement appears to suggest that the only director or officer affiliated with the Buyer Group is Mr. Shi, please tell us, with a view toward revised disclosure, why you refer to directors and officers affiliated with the buyer group.

Financing of the Merger, page 11

8.   Please clarify if the funds necessary to complete the merger and the related transactions at the closing of the merger, including for the payment of the merger consideration to the unaffiliated security holders, will be paid from accounts within China and, if so, whether such payments will be subject to any restrictions, registrations, approvals or procedural requirements under applicable PRC laws, rules and regulations.

Special Factors

Background of the Merger, page 31

9.   Please revise the second paragraph on page 31 to disclose why the company retained Kilometre.

10.   We note that on the same day that Kilometre was retained, it proposed a going private transaction to Mr. Shi. Please disclose how Kilometre was able to focus on the going private transaction as one of the "possible strategic transactions" so quickly.

11.   We note your reference to "Representatives of the Company" in the fourth paragraph of page 31. Please revise here and throughout the proxy statement to disclose the names of the company directors or officers that participated in each meeting or negotiation. Similarly, revise references to "certain" issues, "principal points" or "open points" to provide a more detailed description of the issues or points to which you are referring.

12.   You indicate on page 31 that representatives of the company met with representatives of the Second Private Equity Sponsor. Please disclose the reasons, if known, why the Second Private Equity Sponsor did not pursue a transaction with the company. Also, revise the disclosure to clarify if the company met with the Third Private Equity Sponsor.

13.   We note the disclosure on page 31 that the company and representatives of Kilometre held discussions with representatives of Baring "to explore the feasibility of various strategic transactions including a possible going-private transaction." Please revise to provide a description of the other strategic transactions considered during these discussions, if any, and the reasons those alternatives were rejected.

14.   On a related note, your disclosure refers to preliminary discussions that took place over a 12-day period. Revise this section of your proxy statement to describe each meeting or discussion rather than present them as a group.

15.   Please expand your disclosure on page 34 to explain how Hony became interested in participating in the proposed transaction. Describe any discussions and negotiations between Hony and other participants in the transaction or their representatives.

16.   We note that representatives of the special committee met with representatives of Morgan Stanley and Duff & Phelps over a period of four months to discuss, among other things, the status of analyses being conducted by Morgan Stanley and Duff & Phelps. Each presentation, discussion, or report held with or presented by Morgan Stanley or Duff & Phelps, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent applicable and not already disclosed or filed, please revise your disclosure to summarize all of Morgan Stanley and Duff & Phelps presentations to the special committee or the board and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3. In this respect, we note at least one such report, filed as exhibit 99(C)(3) to the Schedule 13E-3, that is not described in the proxy statement.

17.   Revise the third paragraph on page 35 to describe generally the confidential information that Baring was allowed to share with potential financing sources.

18.   Revise the first paragraph on page 36 to disclose the offer consideration used by Morgan Stanley and Duff & Phelps to prepare their preliminary financial analyses.

Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors, page 39

19.   Please state clearly in this section the reasons for engaging in the transaction at this time as opposed to other times in the company's history. Refer to Item 1013 of Regulation M-A.

20.   We note the statement on page 10 and in this section that the board of directors "determined that it is fair to, advisable and in the best interests of the company to consummate the transactions." Revise to state whether the company reasonably believes that the transaction is fair or unfair to unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.

21.   Please make the statement required by Item 1014(d) of Regulation M-A, or direct us to responsive disclosure appearing in the filing. Refer to General Instruction E to Schedule 13E-3, which requires that negative responses to Item 8 be affirmatively disclosed.

22.   Refer to the paragraph preceding the bullet points on pages 39 and 41, which refer to the bullet points "including" factors or safeguards, and the paragraph after the bullet points on page 43, which disclosure that the discussion includes "a number" of factors, which suggests that the special committee considered other factors or safeguards. Please revise as necessary to disclose *all* material factors the special committee relied upon to make its fairness determination.

23.   Refer to the first bullet on page 39. Please disclose how the special committee and the board considered the company's business, financial condition, results of operations,

prospects and competitive position in reaching their fairness determinations. Disclose why these factors were viewed as positive in the analysis.

24.   In the second bullet point on page 39, please disclose management's view of the company's financial condition, results of operations, business, prospects and competitive position and discuss how this view influenced the special committee and the board when making their fairness determinations.

25.   Refer to the third full bullet point on page 40. Revise your disclosure to explain why the special committee evaluated the merger consideration in comparison with the "volume-weighted" average price of the shares instead of the closing price of the shares.

26.   Refer to the fourth full bullet point on page 40. Revise your disclosure to explain why and how the special committee adjusted the future price of your shares for present value.

27.   Please address how the independent committee and the board, and any filing person relying on the opinions of Morgan Stanley and Duff & Phelps, were able to support their fairness determinations as to unaffiliated shareholders given that the financial advisors' opinions address fairness with respect to per share merger consideration to be paid to the holders of Shares (other than the Excluded shares, the Dissenting Shares, the Union Sky Delayed Payment Shares, the Company Restricted Shares and Shares represented by ADSs) and the per ADS merger consideration to be paid to the holders of the ADSs (other than ADSs representing Excluded Shares), rather than to all shareholders unaffiliated with the company.

28.   We note your disclosure on page 44 that the special committee and the board of directors believe that the value of the company's assets that might be realized in a liquidation would be significantly less than its going-concern value. Please disclose the basis for such belief. See Question 20 of Exchange Act Release No. 34-17719.

29.   Revise the first full paragraph on page 44 to describe here the results of the special committee and the board having considered purchase prices paid in previous purchases of your shares and ADSs.

30.   Revise this section to disclose the consideration given by the special committee and board of directors to the value range calculated by Morgan Stanley in its discounted cash flows analysis to be significantly higher than the transaction price.

Position of the Buyer Group as to the Fairness of the Merger, page 44

31.   If applicable, disclose in this section whether the members of the Buyer Group considered the prices paid by the company or filing persons for purchases of the company's shares during the past two years in reaching their fairness determinations. Refer to Item 8 of Schedule 13E-3 and Instruction 2(vi) to Item 1014 of Regulation M-A.

32. Refer to the third full paragraph on age 46. Disclose whether the Buyer Group considered the going concern value of the company, instead of the shares, which will continue in its current form.

Certain Financial Projections, page 48

33. We note that you appear to have included non-GAAP financial measures in the projected financial information. Please revise any non-GAAP line-items to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Opinions of the Special Committee's Financial Advisors

Opinion of Morgan Stanley

Comparable Companies Analysis, page 53

34. Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the aggregate value, estimated EBITDA and estimated earnings information for each comparable company that is the basis for the multiples disclosed on page 54 with respect to the Comparable Companies analysis, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 55 with respect to the Precedent Transactions analysis, (iii) the transaction data from each transaction that resulted in the implied per ADS value range disclosed on page 56 with respect to the Premium Paid analysis, and (iv) with respect to the Discounted Cash Flow analysis, the company's projected results that were used in conducting it (or a cross-reference to those projections) and a description (in tabular form or otherwise) of how those results resulted in the implied value range disclosed on page 56.

35. Refer to the information on page 14 of the Morgan Stanley materials filed as exhibit 99(C)(4) to the Schedule 13E-3. We note that the mean and median measures listed there are lower than the representative range of multiples included on page 54. For example, with respect to the AV to Actual 2013 Non-GAAP EBITDA, the mean, median and every individual comparable company's multiple is below 3.3x, yet your disclosure shows a range beginning at 5.0x. Please revise to explain.

36. Please revise to include the basis for Morgan Stanley's conclusion that the companies identified on pages 54 and 55 were comparable to the company. Please indicate whether there were other comparable companies that Morgan Stanley excluded from the analysis and, if so, why. Please provide similar disclosure for the transactions used in the Precedent Transactions and Premiums Paid analyses.

Precedent Transactions Analysis, page 54

37.   Explain how Morgan Stanley concluded that this analysis supported its fairness opinion when the analysis includes only five transactions, with one having taken place in 2007 and another in 2011.

38.   Refer to comment 35 above and to the information on page 15 of the Morgan Stanley materials filed as exhibit 99(C)(4) to the Schedule 13E-3. We note that the raw data listed there for the LTM and NTM Non-GAAP P/E are significantly higher than the ranges appearing on page 55 and that the Premium L3M VWAP Online Gaming Transactions ranges from (7.8%) to 52.3% while the range disclosed on page 55 is 20%-30% Please revise to explain.

Discounted Cash Flow Analysis, page 56

39.   Explain how Morgan Stanley determined the perpetual growth rate range used in this analysis.

40.   Revise this section to disclose the effect on Morgan Stanley's fairness opinion of the value range calculated by Morgan Stanley in this analysis being significantly higher than the transaction price.

Leveraged Buyout Analysis, page 56

41.   Revise this section to disclose the basis for assuming an internal rate of return of 25% to 35% and an exit multiple of 7x to 9x.

General, page 57

42.   Revise the discussion of the material relationships between Morgan Stanley and the company and its affiliates to disclose any compensation paid, or to be paid, to Morgan Stanley in connection with services provided to the company or its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

43.   Revise the fourth paragraph to remove the reference to arm's-length negotiations. Such a reference is not appropriate in the context of a going private transaction.

Opinion of Duff & Phelps, page 58

44.   We note the statement on pages 58 and 61 that Duff & Phelps' opinion was furnished for the use and benefit of the special committee and "may not be used, by any other person or for any other purpose, without Duff & Phelps' express consent." We also note similar language on page 12 and in Duff & Phelps' opinion included in Annex D. This statement implies that absent Duff & Phelps' express consent, security holders may not rely on its opinion to make an informed investment decision. Please revise to remove this

implication by disclosing whether or not Duff & Phelps has provided consent for use of its opinion in the Schedule 13E-3. We may have further comment.

Discounted Cash Flow Analysis, page 61

45.   Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) with respect to the Discounted Cash Flow analysis, the company's projected results that were used in conducting it (or a cross-reference to those projections) and a description (in tabular form or otherwise) of how those results resulted in the implied value range disclosed on page 62, (ii) the market data, growth and margin rates and multiples for each company used in the Selected Public Companies analysis (pages 17 and 18 in Duff & Phelps presentation to the board), (iii) the transaction data from each transaction used in the Selected M&A Transactions analysis, and (iv) the data from the transaction evaluated in connection with the Premiums Paid analysis.

Selected Public Company Analysis, page 62

46.   We note the disclosure on page 63 regarding the criteria Duff & Phelps used in determining the companies to be included in the analysis. Please revise to indicate whether there were other comparable companies that were excluded from the analysis and, if so, why. Please include similar disclosure in regard to the transactions selected for the M&A Transactions analysis.

Selected M&A Transactions Analysis, page 64

47.   We note the disclosure on page 64 that Duff & Phelps "did not select valuation multiples for the Company based on the selected M&A transactions analysis…" Please revise to disclose the purpose and usefulness to Duff & Phelps of this analysis in reaching its fairness opinion.

Purposes of and Reasons for the Merger, page 66

48.   You disclose in the first sentence that each member of the buyer group "may be deemed" to be an affiliate of the company under a "possible interpretation of the SEC rules." The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons "are" deemed to be affiliates of the company and remove references to a "possible interpretation."

Effects of the Merger on the Company, page 67

49.   Item 1013(d) of Regulation M-A requires a description of the effects of the Rule 13e-3 transaction on the subject company's affiliates. Disclosure in this section, however, describes the primary benefits and detriments to the Buyer Group. As noted previously,

the staff views officers and directors of an issuer as affiliates of the issuer. Please include in this section a cross reference to the discussion on page 78 of the cash to be received by the company's directors and executive officers as a result of the merger and revise the disclosure under of the company's net book value and net earnings on page 70 to include information for the company's directors and executive officers.

50.   You disclose on page 70 that the Buyer Group will be beneficiaries of the cost savings associated with the company no longer having to comply with federal securities laws. Quantify this benefit to the extent practicable. Refer to Instruction 2 to Item 1013 of Regulation M-A. Also, we note the disclosure in the company's most recent annual report on Form 20-F filed on April 18, 2013 that as of December 31, 2012, the Company had net operating tax losses carried forward in the total $11,672,692. Revise to indicate, if true, that the Buyer Group will become the direct beneficiaries of the company's future use of any accrued operating loss carry forwards to offset future taxable income.

Alternatives to the Merger, page 71

51.   Please disclose whether the special committee and board of directors considered remaining a stand-alone public company and, if so, state the reasons for rejection of the alternative.

Financing of the Merger

Debt Financing, page 73

52.   Please disclose if you have any plans or arrangements for repaying the debt. Refer to Item 1007(d)(2) of Regulation M-A.

Related-Party Transactions, page 81

53.   To the extent not already disclosed, revise your disclosure to clarify why each transaction is a related-party transaction.

Annex G

Directors and Executive Officers of the Company, page G-2

54.   For Messrs. Yan, Jiang, Schloss, Fei and Ding and Ms. Tang, please clarify their employment during the past five years, including the starting and ending dates of each position held. Refer to Item 1003(c)(2) of Regulation M-A.

Exhibits

55.   Please file as an exhibit the Hony SPV's Adherence Agreement to the Consortium Agreement, or advise why it is not required to be filed. Refer to Item 1016 of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- The filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, the undersigned at (202) 551-3263 with any questions.

                                Sincerely,

                                /s/ Daniel F. Duchovny
                                Daniel F. Duchovny
                                Special Counsel
                                Office of Mergers & Acquisitions